FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 29, 2005
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
( Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Mark Laurie
Name Mark Laurie
Title: Company Secretary
Date: 29 July 2005

Half-year results July 2005

Neil Swan Chief Executive Officer

Introduction Good progress in first half. Solid platform for a strong full year On track to achieve full year production of 700,000 ozs with record second half production of approximately 470,000 ozs Now past the turning point Hitting higher grades in Lienetz Cost reductions via geothermal Flotation to lead to step change in production Moving into a new independently managed era with a great future

World-class ore body Minifie pit Lower ore grades in 2003/2004 Lienetz high-grade orebody +3.5 g/t Au Production forecast to increase as mining commences in 2005 Mineralisation linking Kapit and Lienetz ore bodies Kapit high-grade orebody +5.0 g/t Au Mining activity to commence 2011 Sea level

2005 production Surface Q2 / 05 Q3 / 05 Q4 / 05 1.7 to 3 g/t 3 to 5 g/t >5 g/t Each 6 metre bench contains 50 to 100 k ozs Current pit depth

Performance summary East 19.5 19.45 East 5.4 6.2 Material Movements (Mt) Ore Mined (Mt) Average Grade Mill Feed (gAu/t) June 04 June 05 June 04 June 05 East 1.9 1.85 June 04 June 05 Ore Milled (Kt) East 5.21 4.41 June 04 June 05 (Half-year)

East 390 359 Performance summary East 277 231 East 234 363 Gold Produced (koz) Average Price Realized ($US/oz) Total Cash Costs per ounce June 04 June 05 June 04 June 05 East 367 497 June 04 June 05 Gross Cash Costs per ounce June 04 June 05 (Half-year)

Financial Results 6/1/2002 12/1/2002 6/1/2003 12/1/2003 6/1/2004 12/1/2004 6/1/2005 Debt 4.2 49 -6.7 41.5 -2.2 46 -20.8 June 02 Dec 02 Jun 03 Dec 03 Jun 04 Dec 04 Jun 05 (USD Millions, before adjustments)

Paul Fulton Chief Financial Officer Financials in Focus

Financial Overview June 05 June 04 change Half year profit US$m US$m Sales revenue 67.8 100.2 (32) Gold lease rate fees 2.6 1.4 85 Fair value gains (1.6) 2.4 Total revenue 68.8 104.0 (34) Gross cash costs 115.0 101.7 13 Deferred waste and inventory movements - cash 1.6 (21.7) - EGS costs transferred - cash (32.7) (15.0) 218 Total cash costs 83.9 65.0 29 Non-cash and other costs 13.1 24.7 (47) Total costs before adjustments 97.0 89.7 8 Profit before impairment adjustments and tax (28.2) 14.3 - Economic Grade Stockpile impairment - (16.5) Income tax benefit recognised 7.4 - Reported profit/(loss) (20.8) (2.2) 845

Revenue (US$m) Gold sales at spot Gold lease rate fees Fair Value Gains Deferred hedging costs Total Revenue Realisation of hedging instruments 16.9 2.6 1.6 14 68.8 98.7

2005 2006 2007 2008 2009 2010 2011 Hedge 365 390 426 395 311 36 Current hedging profile Profile assumes flotation plant Ounces hedged (ozs, 000)

Hedge book fundamentals Deliver a minimum of 160 kozs annually into hedges. 250 kozs in the current year Risk mitigation tool protects revenues against low gold prices Covers operating costs, debt service, tax, sustaining capital No speculative hedges Targeting 1 Mozs in hedges - circa 5% of reserves. Current mark to market position is negative USD210 million @ spot price $437.10 Restructuring planned to coincide with expansion project finance & Lienetz pit

2004 TCC Volume Fuel & Lube Mining Processing G&A Waste EGS ROM & WIP 2005 TCC 234 234 294 312 334 334 343 367 363 neg 60 18 22 9 88 pos 64 4 363 Total Cash Costs (US$/oz) (Half-year to June)

USDM 1st half 2005 Full year 2005 Full Year 2006 Hedging costs - cash 16.9 24 20 - non cash 14.0 20 15 Based on US$420/oz Based on US$420/oz Deferred waste - cash (4.0) 22 25 - non cash (0.6) 4 5 Economic stockpile - cash 32.7 26 27 - non cash 4.6 4 5 Hedging and deferrals

Capital requirements 2004 2005 2006 2007 2008 2009 2010 2011 Mining Fleet 16 10 9 20 16 18 12 21 Projects 63 41 19 10 1 11 Geotechnical 3 12 7 2 3 Sustaining 5 15 14 7 10 8 7 7 Flotation Expansion 15 113 14 (USD millions)

Balance sheet 2001 2002 2003 2004 6/1/2005 2007 Debt 44 41 34 20 50 150 Equity 541 536 714 1137 1117 1167 2001 2002 2003 2004 June 2005 2007 (f) Debt Total Assets 585 577 748 1157 (USD Millions) 1167 1350

Neil Swan Chief Executive Officer Operating Highlights and Outlook

Geothermal power Geothermal resource provides access to cheap, reliable power source 6MW facility in place since 2003 30MW facility construction complete and in full production Reduces power costs $US17 million p/a. Likely access to carbon credits

Power demand and supply Supply Demand -60 Diesel 10 10 Geothermal 6 46 30 10 20 20 20 Supply Demand Diesel (Annual, Megawatts) 86MW Geothermal Under Construction Proposed/potential Base load Reserve Peak load Flotation Future demand Standby

Flotation expansion Simple, proven technology previously used on site Produces additional 140,000 oz per year on average for 7 years Brings forward production and grows Resource and Reserves Reduced unit operating costs Cost of project - USD150-160 million Positive NPV and profit impact Construction to commence Q3 2005 Commissioning in Q1 2007 Mining and DEC regulatory approvals received

Flotation expansion

Flotation Expansion



Crusher 1
Crusher 2
3.5Mtpa
Milling 1
Thickener
Thickened
Ore Slurry
10t/h Oxygen
3.0Mtpa
Milling 2
Float Conc.
Float Circuit
72t/h Oxygen
4.5Mtpa
Gold Product
Strip Circuit
CIL Circuit
CCD Wash
Autoclaves
Average 140,000oz pa additional
Current Tailings Line
Propose Additions
Current Plant

23

Gold production accelerating 2003 2004 2005 f 2006 f 2007 f 2008 f East 550 599 231 700 890 840 469 (ozs, 000) 231 H1 Post flotation

Reserve growth Total LOMReserve - Million Ounces 25.9 24.6 4.9 4.2 20.3 18.1 2.9 3.3 3.6 15.0 2.9 14.6 14.5 2.4 2.2 1.9 12.6 12.7 0.8 1.5 1.6 0.6 1.0 17.5 17.7 14.6 14.1 14.3 13.3 11.2 10.2 11.2 Year 1996 1997 1998 1999 2000 2001 2002 2003 2004 Gold Price $365 $365 $350 $350 $300 $300 $305 $340 $380 Ounces to be Mined Ounces Stockpiled Depletion - Ounces Processed

Future growth Incremental Optimisation programs Reduced flash carryover A/C residence time Gravity circuit Additional Praxair Oxygen Next Potential Step - Biological Stockpiles Low cost Removes land constraints

New Era - continuing strengths Transition from Minifie to Lienetz completed Step change in production World-class resource & reserves Continuing operational improvements Strong balance sheet Declining future unit cost profile Advantageous gold price Sound environmental protection and community relations record

New Era - building for the future Rio Management has been a key element in the success of the business LGL has evolved over time with far less reliance on Rio Management fee reduced in 2004 Active preparation towards becoming independently managed, via a carefully planned transition New non-Rio CEO appointment to be announced August

Questions

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